FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 12, 2012

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF BRIT INSURANCE LIMITED
(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that, following receipt of all regulatory approvals, its RiverStone runoff subsidiary has completed the previously announced acquisition of all the outstanding shares of Brit Insurance Limited of London, England from Brit Group.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations,
at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946